SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

?

Ryanair FOUR TIMES BIGGER THAN BRITISH AIRWAYS

RYANAIR'S OCT TRAFFIC UP 15% TO 6.2m

BA'S TRAFFIC FALLS 4% TO 1.6m

Ryanair, the World's favourite airline, today (Friday, 6th November 2009) announced that it carried four times the UK and Europe short-haul traffic of British Airways (once the World's favourite airline) in October as 6.2m passengers travelled throughout Europe on Ryanair's guaranteed lowest fares (up 15%) while BA's short haul (UK and Europe) traffic fell by 4% to just 1.6m passengers.

Ryanair celebrated its continued growth and leadership over BA by releasing 1 million £5 seats for travel in late November and December, which are available at >www.ryanair.com until 24:00hrs Monday (9th Nov).

Ryanair's Stephen McNamara said:

"Ryanair continues to grow rapidly during the recession as passengers switch to Ryanair's guaranteed lowest fares from BA's high fares and unjustified fuel surcharges.  Ryanair's traffic grew by 15% in Oct to 6.2 million while BA's comparable traffic fell by 4% to just 1.6 million. Ryanair now carries four times BA's traffic in the UK and Europe, their most important market. Ryanair will continue to grow and attract BA passengers because Ryanair will continue to lower fares.

"To celebrate our increased leadership over what used to be the world's favourite airline, but is now not even the UK's favourite, we are releasing 1m £5 seats for travel in late November and December which are available at  www.ryanair.com until midnight Monday (9thNov)".

Ends.                                              Friday, 6th November 2009

For further information

Please contact:

Stephen McNamara                     Pauline McAlester

Ryanair Ltd                                  Murray Consultants

Tel: +353-1-8121212                    Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary